REVIEWED FINANCIAL STATEMENTS

RED BAY COFFEE COMPANY, LLC

Oakland, California

December 31, 2015 and 2014

Meseret Y. Zeleke,
Certified Public Accountant

TABLE OF CONTENTS

Meseret Y. Zeleke,

Certified Public Accountant

521 El Cerrito Plaza, Suite 521
El Cerrito, California 94530
(510) 527-1910
FAX (510) 527-1930
www.mezicpa.com
e-mail: mesicpa@att.net

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
Red Bay Coffee Company, LLC
Oakland, California

We have reviewed the accompanying financial statements of Red Bay Coffee Company, LLC, which comprise the balance sheet as of December 31, 2015 and 2014 and the related statements of income and members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statement on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

El Cerrito, California
September 27, 2016

BALANCE SHEETS

RED BAY COFFEE, LLC

December 31,

	2015	2014
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 359,913	$ 1,932
Accounts receivable	19,881	1,713
Security deposit	15,300	-
Deposit	30,577	
TOTAL CURRENT ASSETS	425,671	3,645
PROPERTY AND EQUIPMENT, net - Notes B and I	98,880	5,738
OTHER ASSETS		
Receivable -other - **Note D**	19,000	-
Loan acquisition fees, less accumulated amortization of $555 for 2015	14,445	-
TOTAL OTHER ASSETS	33,445	-
TOTAL ASSETS	$ 557,996	$ 9,383
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 21,735	$ 3,693
Accrued interest payable	8,706	-
Deferred income	16,667	-
Current portion of long-term debt - **Note F and J**	194,311	-
TOTAL CURRENT LIABILITIES	241,419	3,693
LONG-TERM DEBT, less current portion - Note F and J		-
Note payable - other	29,692	-
Nonconvertible notes payable	360,000	-
Convertible notes payable	75,000	-
TOTAL LONG-TERM LIABILITIES	464,692	
TOTAL LIABILITIES	706,111	3,693
MEMBERS' EQUITY		
Members' contributions	-	20,000
Accumulated deficit	(148,115)	(14,310)
TOTAL MEMBERS' EQUITY	(148,115)	5,690
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 557,996	$ 9,383

See accountant's review report and accompanying notes to
financial statements.

STATEMENTS OF INCOME

OXFORD MEDIA GROUP, INC.

For Years Ended December 31,

	2015	2014
OPERATING INCOME		
Sales	$ 456,060	$ 88,990
Cost of SALE	(238,926)	(41,891)
GROSS PROFIT	217,134	47,099
OPERATING EXPENSE		
Selling and administrative expenses		
Salaries and wages	51,709	21,469
Payroll taxes	4,961	1,960
Consultants and outside services	128,012	18,875
Advertising and promotional expenses	11,041	320
Auto expenses	4,389	269
Insurance	3,965	1,042
Rents	22,678	-
Office supplies and expenses	12,526	3,684
Postage and delivery	3,946	329
Printing and reproduction	2,224	605
Bank and other fees	6,584	577
Meals and entertainment	3,949	1,002
Repairs and maintenance	17,317	1,189
Professional services	20,833	-
Travel	5,624	2,603
Guaranteed payment	50,549	-
Utilities	752	-
Business license and permits	969	1,186
Other expenses	6,797	2,986
Total selling and administrative expenses	358,825	58,096
Depreciation and amortization	7,763	1,013
TOTAL OPERATING EXPENSE	366,588	59,109
OPERATING DEFICIT	(149,454)	(12,010)
OTHER INCOME (EXPENSE)		
Other income	6,158	-
Interest expense	(10,509)	-
TOTAL OTHER INCOME (EXPENSE)	(4,351)	-
Net Income (Loss) Before Income Taxes	(153,805)	(12,010)
Provision for income taxes		2,329
NET LOSS	$ (153,805)	$ (14,339)

See accountant's review report and accompanying notes to
financial statements.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

OXFORD MEDIA GROUP, INC.

For the Years Ended December 31, 2015 and 2014

Balances, January 1, 2014	$	29
Net Loss		(14,339)
Member contribution		20,000
Balances, December 31, 2014		5,690
Net Loss		(153,805)
Balances, December 31, 2015	$	(148,115)

See accountant's review report and accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

RED BAY COFFEE, LLC

For the Years Ended December 31,

	2015	2014
Operating Activities:		
Net income (loss)	$ (153,805)	$ (14,339)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	7,763	1,013
Decrease (increase) in:		
Accounts receivable	(18,168)	(1,713)
Receivable from officer	(19,000)	
Receivable for legal judgment		
Prepaid expenses		
Other receivables		
Deposit	(45,877)	
Increase (decrease) in:		
Accounts payable	18,042	3,693
Deferred revenue	16,667	
Accrued interest	8,706	
Other accrued liabilities	-	
NET CASH PROVIDED BY OPERATING ACTIVITIES	(185,672)	(11,346)
Investing Activities:		
Fixed asset purchases	(100,350)	(6,751)
Fixed asset dispositions, net	(15,000)	-
NET CASH USED BY INVESTING ACTIVITIES	(115,350)	(6,751)
Financing Activities:		
Members' contributions		20,000
Proceeds from notes payable	659,003	-
NET CASH USED BY FINANCING ACTIVITIES	659,003	20,000
INCREASE IN CASH AND CASH EQUIVALENTS	357,981	1,903
Cash and Cash Equivalents, Beginning of Year	1,932	29
CASH AND CASH EQUIVALENTS, End of Year	$ 359,913	$ 1,932
Supplemental Cash Flow Information:		
Cash paid during the period for:		
Interest	$ 10,509	$ -

See accountant's review report and accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
(see accountant's review report)

RED BAY COFFEE COMPANY, LLC

December 31, 2015 and 2014

A. GENERAL AND ORGANIZATION

Red Bay Coffee Company, LLC "the Company" was founded in 2014 to build global community through its commitment to sourcing, developing, roasting and delivering the best and most distinct coffee to the customers. The Company focuses on creating opportunities within the community at large while fostering single origin, fair trade, and direct trade, organic and sustainable coffees. The Company also envisions a world in which coffee is a vehicle for inclusion, social and economic empowerment, entrepreneurship, innovation and environmental sustainability.

B. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of Red Bay Coffee Company, LLC are prepared in accordance with the accounting principles generally accepted in the United States of America ("GAAP"), which require the Managing Member to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expense during the reporting period. Significant estimates include receivables; fixed useful life of fixed asset and loans. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand highly liquid investments with original or remaining maturities of three months or less at the time of purchase.

Concentration of Credit Risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of cash, cash equivalents and receivables. The Company places its cash and cash equivalents with high credit, quality financial institutions. Managing Member believes that the Company is not exposed to any significant credit risk related to cash and cash equivalents. Concentrations of credit risk with respect to receivables are generally diversified due to the variety of customers owing the Company. The Company writes off uncollectible amounts, as they become known.

NOTES TO FINANCIAL STATEMENTS (Continued)
(see accountant's review report)

RED BAY COFFEE COMPANY, LLC

December 31, 2015 and 2014

B. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Balances in Excess of Insured Amounts

The Company maintains its cash in accounts, which frequently exceed federally insured limits. The Company has not experienced any losses due to these limits

Revenue Recognition

The Company's revenue is derived principally from the sale of roasted coffee. The coffee generally purchased and paid up-front and/or through web-accessed order paid through credit card. The Company recognizes sales upon delivery.

Deferred revenue consists of billings or payments received for coffee sales in advance of revenue recognitions and for unredeemed sales through distributions. Deferred revenue for the years ended December 31, 2015 and 2014 were $16,667 and $ -0-, respectively.

Cost of Revenue

Cost of revenues consists primarily of costs paid to vendors for raw materials, supplies and other related fees.

Advertising

The Company expenses the cost of advertising, including promotional expenses as incurred. Advertising expenses for the years ended December 31, 2015 and 2014 were $11,041 and $320, respectively.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the member. As such, no recognition of federal or state income taxes for the Company. Any uncertain tax position taken by the member is not an uncertain positon of the Company.

NOTES TO FINANCIAL STATEMENTS (Continued)
(see accountant's review report)

RED BAY COFFEE COMPANY, LLC

December 31, 2015 and 2014

B. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Accounts receivable are recorded at the carrying amount. Uncollectible accounts receivables are expensed using the direct write-off method.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year financial statement.

Fixed Assets

Acquisition of fixed assets of one thousand dollars or more are capitalized. Equipment and furniture are stated at cost and deprecation or amortization is computed when assets are placed in services using straight-line method over estimated useful lives or three to seven years. Leasehold improvements are amortized over the lease term. Vehicles are stated at cost and depreciation is computed using straight-line method over estimated useful lives five to seven years. For income tax purposes, depreciation is provided on the MACRS basis.

C. MEMBERS' EQUITY

The Company governed by the terms and conditions of the Limited Liability Company Agreement (the Operating Agreement) dated September 9, 2013. The Company shall continue until terminated in accordance with the terms of the Operating Agreement or as provided by law, including events of dissolution.

Equity account is maintained for each member. The initial value of a member's equity account is equal to the dollar amount of the member's initial investment in the Company. Thereafter, each member's equity account balance is increased or decreased by the amount of their additional capital contributions, redemptions and distributions. Adjustments based on net income or net loss of the Company will be allocated to members in proportion to their respective membership interest. Members shall determine and distribute available funds annually or at more frequent intervals as necessary.

A member, at any time may withdraw from membership by selling, assigning or otherwise disposing of all or any part of the Member's interest in the Company according with the transfers/withdrawals of the Operating Agreement.

NOTES TO FINANCIAL STATEMENTS (Continued)
(see accountant's review report)

RED BAY COFFEE COMPANY, LLC

December 31, 2015 and 2014

D. RECEIVABLE – OTHER

At December 31, 2015, an LLC that is 100% owned by the Managing Member of the Company owed the Company $19,000. The receivable is has no term and unsecured and without interest.

E. FINANCING COST

Financing costs associated with acquiring a long-term note payable are being amortized on a straight-line basis over the life of the note. Amortization expense for 2015 was $ 555.

F. SUBORDINATED LOANS

The Company's obligations to Subordinated Creditor ((Note J) (Convertible Note (NOTE 3)), under the Subordinated Loan ((Note K) Nonconvertible Note 2 "Senior Secure Loan" and convertible Note 1 "Convertible Loan" collectively, the "Senior FGJ Loan") shall subject and subordinated to Company's obligations to FGJ under the Senior FGJ loans, to all advances made or to be made under the Senior FGJ Loan Instruments. This agreement will continue so long as the obligations owing to FGI under the Senior FGJ Loan Instruments remain outstanding or FGJ under the Senior Loan Instruments have been fully paid and satisfied.

G. LOSS CONTINGENCIES

Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount is range of loss can be reasonably estimated. Managing Member believes there are no such matters that will have a material effect on the financial statements.

NOTES TO FINANCIAL STATEMENTS (Continued)
(see accountant's review report)

RED BAY COFFEE COMPANY, LLC

December 31, 2015 and 2014

H. COMMITMENTS AND CONTINGENCIES

Operating lease – The Company leases its facility under noncancelable operating lease expiring in October 31, 2020. Rent expense for the years ended December 31, 2015 and 2010 were $10,200 and $ -0-, respectively. The lease agreements, in addition to requiring payment of a "base rent", it also requires monthly payments for yard and parking fees. The lease is guaranteed by the Managing Member.

Future minimum annual rent payments are as follows:

For the Year Ending December 31:		
2016	$	63,036
2017		64,927
2018		66,947
2019		68,881
2020		70,572
	$	334,363

I. PROPERTY AND EQUIPMENT

At December 31, 2015 and 2014, the components of property and equipment were as follows:

	2015	2014
Office furniture and equipment	57,086	6,751
Vehicles	47,514	-0-
Bicycles	2,500	-0-
	107,100	6,751
Less: Accumulated deprecation	8,220	1,012
	$ 98,880	$ 5,739

NOTES TO FINANCIAL STATEMENTS (Continued)
(see accountant's review report)

RED BAY COFFEE COMPANY, LLC

December 31, 2015 and 2014

J. LONG TERM NOTES

1. CONVERTIBLE NOTES PAYABLE

The Company received three convertible notes ("Secured Convertible Promissory Notes") to assist in the building of the Company's production space, purchase equipment, and working capital for Company growth. These notes are secured by the asset of the Company

The particulars of these three notes are summarized below:

	NOTE 1 ("Senior Loan")	NOTE 2	NOTE 3
The Loan	$100,000	$25,000	$100,000
The Loan Date	9/24/15	10/13/15	10/17/15
Maturity Date	09/24/17	10/13/17	10/17/17
Interest Rate	12% per annum	10% per annum	10% per annum

The Notes contained contingent conversions events which are summarized below:

NOTE 1 and 2

a. Contingent Conversion upon a Qualified Financing in the event the Company intends to close the sale of Membership Units to a third party investor ("Investor") on or prior maturity date then all outstanding principal together with all accrued and unpaid interest under the Note may be converted, upon Holder's election, into Membership Units at the Closing of the Qualified Financing.

b. In the event the Holder determines, in its sole discretion, that the Company failed to use best efforts to raise equity capital in an amount of at least $450,000 prior to the Maturity Date, Then the entire outstanding principal together with all accrued and unpaid interest under the Note may be converted, upon Holder's election, into Membership Units.

c. If the Notes have not been converted prior to the Maturity Date, the entire outstanding principal together with all accrued and unpaid interest under the Notes may be converted, upon Holder's election, into that number of Membership Units according to the note agreements.

NOTES TO FINANCIAL STATEMENTS (Continued)
(see accountant's review report)

RED BAY COFFEE COMPANY, LLC

December 31, 2015 and 2014

J. LONG TERM NOTES (Continued)

1. CONVERTIBLE NOTES PAYABLE (Continued)

NOTE 3

a. In the event the holders of the previously issued convertible notes have the option to convert based on their terms, Holder will also have the option to convert all outstanding principal together with all accrued and unpaid interest under the Note, under the same terms as the other holders. The Holder of this note is a "Subordinated Creditor".

2. NONCONVERTIBLE NOTES PAYABLE

The Company received two nonconvertible notes to assist in the building of the Company's production space, purchase equipment, and working capital for Company growth.
The particulars of these two notes are summarized below:

	NOTE 1 (Senior Secured Note)	NOTE 2
The Loan	$200,000	$200,000
The Loan Date	10/1/15	10/15/15
Maturity Date	09/20/20	10/15/20
Interest Rate	8% per annum	8% per annum
Security	The loan is secured by a combination of the assets of the Company and principal member guarantees.	The note is secured by the assets of the Company.

-14-

NOTES TO FINANCIAL STATEMENTS (Continued)
(see accountant's review report)

RED BAY COFFEE COMPANY, LLC

December 31, 2015 and 2014

3. NOTE PAYABLE

Note payable to a bank with interest at 5.94%, with monthly interest and principal payments of $563, secured by vehicle and maturing December 2020.

	2015	2014
TOTAL LONG TERM LOAN	$ 659,003	$ -0-
Less current portion	194,311	-0-
LONG-TERM DEBT	$ 464,692	$ -0-

Future annual maturities of long-term debt are as follows:

Year ending December 31		
2016	$	194,311
2017		260,800
2018		89,000
2019		95,000
2020		19,892
	$	659,003

K. SUBSEQUENT EVENTS

Managing Member has evaluated subsequent events through September 27, 2016, the date on which the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.